MCNAIR LAW FIRM, P.A. ATTORNEYS AND COUNSELORS AT LAW

ELIZABETH BOWE ANDERS
landers@mcnair.net	www.mcnair.net
POST OFFICE BOX 11390
THE TOWER AT 1301 GERVAIS		COLUMBIA, SOUTH CAROLINA 29211
1301 GERVAIS STREET		TELEPHONE (803)799-9800
COLUMBIA, SOUTH CAROLINA 29201		FACSIMILE (803) 753-3219

August 28, 2008

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: David S. Lyon

RE:	Coastal Carolina Bancshares, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1 filed August 22, 2008 (the “Registration Statement”)
File No. 333-152331

Ladies and Gentlemen:

On behalf of our client, Coastal Carolina Bancshares, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) by electronic transmission Pre-Effective Amendment No. 2 to Form S-1 to the above-referenced Registration Statement.

This filing incorporates information in response to the Commission’s comment letter (the “Comment Letter”) to Michael D. Owens dated August 27, 2008 with respect to the Registration Statement.  Those comments are reproduced below in bold, italicized print.  The responses of the Company follow each reproduced comment.

The offering, page 3

1.                                      We reiterate that we are unfamiliar with the phrase “subsequent closing or closings.”  We do not know what you mean by this.  Please revise the filing to clearly explain this language or delete it.

On the cover page of the prospectus, we have deleted the sentence regarding multiple closings.  On pages 4 and 18 of the prospectus, we have deleted the language “subsequent closing or closings” and have substituted language explaining the process by which funds are released from escrow and shares issued to investors.

Our success will depend significantly upon general economic conditions…, page 10

2.                                      Please revise the third from last sentence to clarify what you mean.  It is unclear to what the two percentage figures relate.

We have revised the third from last sentence by dividing it into two clauses.  The first clause compares sales in July 2007 to sales in July 2008 and the second clause compares median selling prices during July 2007 to those during July 2008.

ANDERSON	•	BLUFFTON	•	CHARLESTON	•	CHARLOTTE	•	COLUMBIA	•	GEORGETOWN	•	GREENVILLE	•	HILTON HEAD ISLAND	•	MYRTLE BEACH

Legality Opinion, Exhibit 5.1

3.                                      It is not appropriate to assume legal conclusions in a legality opinion provided in response to Item 601(b)(5) of Regulation S-K.  Revise the opinion to remove the assumption that the rights agreement would be the binding obligation of the rights holder.

We do not represent the rights holders and so are not in a position to do the legal work necessary to determine enforceability of the rights agreements against them.  However, in order to give the opinion requested by your comment number 4 below, we need to assume enforceability against the rights holders.  Accordingly, we have not made any revision to our opinion in response to your comment 3.

4.                                      Counsel must opine that the rights will be binding contractual obligations of Coastal Carolina Bancshares.

We have revised our opinion to opine that the rights will be legal and binding obligations of the Company, enforceable against the Company in accordance with the terms of the applicable rights agreement.

5.                                      We note from the next to last paragraph that the opinion is “as of the date hereof” and there is no obligation to update the opinion.  Please note that the opinion is required to be current as of the date of effectiveness.  Please revise the opinion accordingly.

We have revised the opinion by deleting the last sentence of the next to last paragraph.

In addition to the changes made to the Registration Statement and the prospectus in response to your comments, other minor changes have been made to update information and to clarify disclosure.

If you have any questions or comments regarding any of the matters described in this letter or if you need any additional information or assistance from us, please call the undersigned at (803) 753-3283.

Very truly yours,

McNair Law Firm, P.A.

s/ Elizabeth Bowe Anders
Elizabeth Bowe Anders

Enclosures